UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 29, 2013, FreeSeas Inc. (the “Company”) entered into an Investment Agreement (the “Investment Agreement”) with Dutchess Opportunity Fund II, LP (the “Investor”), a fund managed by Dutchess Capital Management, II, LLC, pursuant to which, for a 36-month period (the “Open Period”), the Company has the right to sell up to 2,304,662 shares of the Company’s common stock, subject to conditions the Company must satisfy as set forth in the Investment Agreement. The Company intends to use the proceeds of the sale of shares pursuant to the Investment Agreement for general corporate and working capital purposes.

For each share of common stock purchased under the Investment Agreement, the Investor will pay 98% of the lowest daily volume weighted average price during the pricing period, which is the five consecutive trading days commencing on the day the Company delivers a put notice to the Investor. Each such put may be for an amount not to exceed the greater of $500,000 or 200% of the average daily trading volume of the Company’s common stock for the three consecutive trading days prior to the notice date, multiplied by the average of the three daily closing prices immediately preceding the notice date. In no event, however, shall the number of shares of common stock issuable to the Investor pursuant to a put cause the aggregate number of shares of common stock beneficially owned by the Investor and its affiliates to exceed 9.99% of the outstanding common stock at the time.

The shares of common stock to be issued to the Investor under the Investment Agreement will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended. As a condition precedent to the Company’s right to deliver a put notice, the shares of common stock offered and sold under the Investment Agreement must be registered for resale. The Company has entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the Company has an obligation to file a registration statement with the U. S. Securities and Exchange Commission covering the possible resale by the Investor of any shares to be issued to the Investor under the Investment Agreement.

The Company’s right to deliver a put notice and the obligations of the Investor with respect to a put is subject to the Company’s satisfaction of a number of conditions, including, but not limited to:

•	That the Company’s common stock is trading on a “principal market” as defined in the Investment Agreement;

•	The Company’s common stock shall not have been suspended from trading for a period of two consecutive trading days during the Open Period, as defined in the Investment Agreement, and the Company shall not have been notified of any pending or threatened proceedings or other action to suspend the trading of the common stock;

•	That the issuance of shares of common stock with respect to the applicable put notice will not violate any applicable shareholder approval requirements of the principal market; and

•	That a registration statement for the resale of the shares sold to the Investor is effective.

The closing of a sale of shares pursuant to a put notice shall occur within three trading days of the put settlement date, which is the first trading day following the pricing period. The Investment Agreement provides for a penalty for late delivery of shares equal to, per day, $100 multiplied by the number of days late, with the total penalty amount cumulative for all days late. The Company may terminate the Investment Agreement upon written notice to the Investor. Any and all shares, or penalties, if any, due under the Investment Agreement shall be immediately due and payable upon termination of the Investment Agreement.

The description of the Investment Agreement and Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, which is filed as Exhibit 99.1 to this report and incorporated herein by reference, and the Registration Rights Agreement, which is filed as Exhibit 99.2 to this report and incorporated herein by reference.

The following exhibits are filed herewith:

Exhibit Number	Description

99.1	Investment Agreement dated as of May 29, 2013 by and between FreeSeas Inc. and Dutchess Opportunity Fund II, LP
99.2	Registration Rights Agreement dated as of May 29, 2013 by and between FreeSeas Inc. and Dutchess Opportunity Fund II, LP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: May 30, 2013	By:	/s/ ALEXANDROS MYLONAS
Alexandros Mylonas
Chief Financial Officer